Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

David T. Blair
Chief Executive Officer and Director
HealthExtras, Inc.
800 King Farm Boulevard
Rockville, Maryland 20850

Re: HealthExtras, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2005**
**   File No. 000-31014**

Dear Mr. Blair:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
2. Summary Of Significant Accounting Policies, page F-6

Intangible Assets, page F-8

1. Regarding your reference to valuation calculations being "performed by an independent consulting firm", please tell us that you will provide such firm's name or delete the reference in future filings. If the reference is retained, a consent must be included in any registration statement into which the filing is incorporated by reference.

10.   Business Combinations, page F-20

2. We note your disclosure pertaining to the acquisitions of EBRx and MHS and the related $14.289 million of the purchase price allocated to customer contracts to which you assigned an estimated useful live of 15 years and are amortizing on the straight-line method. Please provide us management's justification for the assigned useful lives and the amortization method. Please refer to the Division of Corporation Finance: Current Accounting and Disclosures Issues, issued June 30, 2000 [http://www.sec.gov/divisions/corpfin/acctdisc_old.htm].

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

David T. Blair
HealthExtras, Inc.
December 21, 2006
Page 3

   You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief
        Accountant